Mail Stop 3561

August 10, 2009

<u>Via Fax & U.S. Mail</u>

Mr. James G. Gilbertson, Chief FinancialOfficer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

      Re: Granite City Food & Brewery Ltd.
                Form 10-K for the fiscal year ended December 30, 2008
                Filed March 19, 2009
                File No. 000-29643

Dear Mr. Gilbertson:

We have reviewed your response letter dated July 14, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended December 30, 2008

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-7

1.   We note from your response to our prior comment 2 that you have had several sale-leaseback transactions during 2008. Please tell us, and revise future filings to disclose, how you accounted for such sale-leaseback transactions in accordance with paragraphs 33 and 34 of SFAS 13. Your response and revised disclosure should address how you classified the leaseback transactions (i.e. operating or capital), any gains recognized and where classified in the income statement, and why the proceeds from the sale of such furniture, fixture and equipment were classified as financing activities on the cash flow statement. We may have further comment upon receipt of your response.

Notes to Consolidated Financial Statements, page F-8
1. Summary of Significant Accounting Policies, page F-8
Property and Equipment, page F-10

2.   We note your response to our prior comment 3 and require further information. Please explain why you believe restaurant-level EBITDA represents an accurate measure of the future cash flows of each restaurant. In this regard, we note that paragraph 16 of SFAS 144 says that the estimates of future cash flows represent all cash inflows and outflows directly associated with the use of the asset. Please tell us why only restaurant revenues and costs of sales (less depreciation and amortization) are used in the calculation of cash flows, specifically stating what other costs are excluded from the calculation and your rationale for excluding such costs. We may have further comment upon receipt of your response.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief